July 21, 2016

Via EDGAR Transmission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: John Cash

Re:	OCI Partners LP Form 10-K for the Year Ended December 31, 2015 Filed March 24, 2016 File No. 1-36098

Dear Mr. Cash:

On behalf of OCI Partners LP, a Delaware limited partnership (the “Partnership”, “we,” “our” and “us”), we hereby set forth the following information in response to the comment contained in the letter dated July 8, 2016 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The comments of the Staff contained in its letter are repeated below and are followed by the Partnership’s responses thereto.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

1.	We note your response to prior comment 2 in our letter dated June 16, 2016 and your proposed disclosures, including your intention to present a non-GAAP financial measure you identify as “cash available for distribution.” Based on the non-GAAP measure you intend to present, please address the following:

•	Explain to us if the non-GAAP financial measure you intend to present and identify as cash available for distribution will actually be equal to the amount of cash you distribute and/or declare during the period presented. For example, if you had provided this measure for the year ended December 31, 2015 and the period ended March 31, 2016, please tell us the amounts you would have presented. To the extent that the non-GAAP financial measure you intend to present is not equal to the amount of cash you distribute and/or declare during the period presented, please explain to us what the measure actually is and why it would be useful to unitholders.

•	Explain to us how and why the non-GAAP financial measure you intend to present and identify as cash available for distribution should not be considered to be a liquidity measure. To the extent this measure is a liquidity measure, it appears you should also reconcile it to cash flows from operating activities and you should explain to us how and why you determined each adjustment is appropriate since they appear to require cash. Regardless of how you identify this measure, it appears to us that presenting it on a per share basis may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically questions 102.05 and 103.02.

Response: The Partnership acknowledges the Staff’s comment and advises the Staff that the amount presented as cash available for distribution has been and will be equal to the amount of cash it distributes and/or declares during the period presented. Furthermore, the Partnership advises the Staff that if the Partnership had presented cash available for distribution for the quarterly periods during year ended December 31, 2015 and for the three months ended March 31, 2016, the amounts of cash available for distribution presented by the Partnership would have equaled the amount of cash distributed by the Partnership during the periods presented, as noted in the table below:

(in thousands, except per unit data)	Three-months ended
	March 31, 2015	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016
Reconciliation of Net Income to EBITDA
Net Income	$893	$13,478	$23,143	$14,507	$(6,054)
Adjustments:
Add:
Interest Expense	2,506	1,785	7,278	8,449	8,792
Interest Expense - related party	50	51	51	51	51
Income tax expense	65	228	353	(33)	80
Depreciation expense	6,084	12,648	15,547	15,384	15,378

EBITDA	$9,598	$28,190	$46,372	$38,358	$18,247

Reconciliation of EBITDA to Cash available for distribution
EBITDA	$9,598	$28,190	$46,372	$38,358	$18,247
Less:
Debt Service	10,209	6,705	8,284	8,730	9,985
Maintenance and Expansion Capital Expenditures
Capital Expenditures (1)	—	16,000	—	—	1,250
Reserves for future turnarounds (2)	—	1,000	1,500	1,500	1,500
Reserves for future operating or capital needs (3)	—	4,000	—	—	—
Taxes	65	228	353	(33)	80
Rounding for distributions (4)	(676)	256	566	322	212

Cash available for distribution	$—	$—	$35,669	$27,839	$5,220

Actual cash distribution paid (5)	—	—	35,669	27,839	5,220

(1)	Second quarter 2015 reserve for capital expenditures was to cover 2015 capital projects other than the debottlenecking and turnaround project.
(2)	Reserves commenced after the completion of the debottlenecking and turnaround project in April 2015.
(3)	Second quarter 2015 cash reserve was to pay the outstanding contractor dues related to the debottlenecking and turnaround project.
(4)	Amount reflects the positive or negative adjustment necessary to eliminate any fractions of a cent per unit on our declared cash distributions.
(5)	As declared by the board of directors of our general partner.

The Partnership acknowledges the Staff’s comment with respect to explaining how and why cash available for distribution should not be considered a liquidity measure. Due to the integral relationship between cash flow performance and liquidity, the Partnership understands how the metric “cash available for distribution” could be viewed as both a performance measure and a liquidity measure. However, cash available for distribution does differ, potentially significantly, from the calculation of cash provided by operating activities (as the typical liquidity measure), as cash available for distribution adjusts for certain items such as capital expenditures, debt service and reserves for future turnarounds and future operating or capital needs not included in our GAAP statement of cash flows provided by operating activities. Furthermore, the Partnership respectfully submits that it does not use cash available for distribution to measure its liquidity as the Partnership (and other parties such as the lenders under our credit facilities) uses other metrics to assess its liquidity (e.g., cash on hand and available capacity under our credit facilities). Rather, we use cash available for distribution as a performance metric to compare cash generating performance of the Partnership from period to period and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to our unitholders.

Furthermore, we respectfully submit that master limited partnerships (“MLPs”), like the Partnership, are generally viewed by investors as yield-orientated equity securities because MLPs typically pay out the substantial portion of their cash available for distribution to their investors. Thus, an important measure of performance used by the Partnership, its investors and analysts covering the MLP industry is the amount of cash it has available for distribution from period to period. The term “cash available for distribution” (or the substantially similar term “distributable cash flow”) is widely used by MLPs to approximate the amount of cash earnings generated by an MLP that, after deduction of non-discretionary cash items (e.g., cash interest, taxes and maintenance capital expenditures), would be available to be distributed by the MLP to its partners.

Cash available for distribution is typically defined in reference to EBITDA, which itself is typically reconciled to net income. We believe presenting cash available for distribution computations based on adjustments to net income and EBITDA is an appropriate and useful presentation. We believe that EBITDA is a well-established measure among MLP investors that is used primarily to assess performance trends among different reporting periods, as well as to make performance comparisons with other MLPs.

Finally, the Partnership also acknowledges the Staff’s comment with respect to the presentation of cash available for distribution on a per unit basis and advises the Staff that it will not include a presentation of cash available for distribution on a per unit basis in its future annual and quarterly filings.

*        *        *

In connection with the Partnership’s response to the Staff comment, the Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Partnership may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel at Latham & Watkins LLP, Brett E. Braden, at (713) 546-7412.

Very truly yours,

OCI Partners LP
by: OCI GP LLC, its general partner

By:	/s/ Fady Kiama
Fady Kiama
Vice President, Chief Financial Officer

cc:	Brett E. Braden, Partner,

Latham & Watkins LLP